SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                        PHOENIX DUFF & PHELPS CORPORATION
                        formerly Duff & Phelps Corporation
                        ---------------------------------
                                (Name of Issuer)


                                  Common Stock
                         (Title of Class of Securities)


                                    264322108
                                 (CUSIP Number)


                             Carole A. Masters, Esq.
                   Phoenix Home Life Mutual Insurance Company
                                One American Row
                             Hartford, CT 06102-5056
                                 (860) 275-5538
                                 --------------
                  (Name, Address and Telephone Number of Person
                      to Receive Notice and Communication)


                                November 1, 1995
                                ----------------
            (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following block if a fee is being paid with this statement [ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

  1.   Names of Reporting Persons

       a.  Phoenix Home Life Mutual Insurance Company
           Tax Identification Number:  06-0493340

       b.  PM Holdings, Inc.
           Tax Identification Number:  06-1065485


  2.   Check the appropriate Box if a Member of A Group

       a.

       b.


  3.   SEC Use Only


  4.   Source of Funds:  BK, WC


  5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) and 2(e) ____


  6.   Place of Organization

       a.  Phoenix Home Life Mutual Insurance Company - New York

       b.  PM Holdings, Inc. - Connecticut


                                                       Number of Common                     Number of Common
                                                     Shares Beneficially                  Shares Beneficially
                                                       Owned by Phoenix                        Owned by PM
                                                      Home Life Initially               Holdings, Inc. Initially
  7.   Sole Voting Power                                       0                              26.4 million1
  8.   Shared Voting Power                                     0                                    0
  9.   Sole Dispositive Power                                  0                              26.4 million1
 10.   Shared Dispositive Power                                0                                    0

                                                      Number of Preferred                  Number of Preferred
                                                      Shares Beneficially                  Shares Beneficially
                                                       Owned by Phoenix                        Owned by PM
                                                     Home Life Initially2               Holdings, Inc. Initially2
  7.   Sole Voting Power                                       0                               1.4 million
  8.   Shared Voting Power                                     0                                    0
  9.   Sole Dispositive Power                                  0                               1.4 million
 10.   Shared Dispositive Power                                0                                    0

                                                      Number of Preferred                  Number of Preferred
                                                      Shares Beneficially                  Shares Beneficially
                                                       Owned by Phoenix                        Owned by PM
                                                      Home Life Following               Holdings, Inc. Following
                                                      Return of Capital3                   Return of Capital3
  7.   Sole Voting Power                                       0                                    0
  8.   Shared Voting Power                                1.4 million                               0
  9.   Sole Dispositive Power                                  0                                    0
 10.   Shared Dispositive Power                           1.4 million                               0

--------

 1  Immediately  after the merger was effected.

 2   Ibid.
     -----

 3   See the second paragraph of Item 6 below regarding the transfer by PM
     Holdings of 100% of the Series A  Convertible Exchangeable Preferred
     Shares of Phoenix Duff & Phelps Corporation to Phoenix Home Life.


                                                                   Common Stock               Preferred Stock
11.    Aggregate Amount Beneficially Owned
       by Each Reporting Person Initially4
       a.  Phoenix Home Life                                             0                           0
       b.  PM Holdings, Inc.                                       26.4 million                 1.4 million
11.    Aggregate Amount Beneficially Owned
       by Each Reporting Person After Return
       of Capital5
       a.  Phoenix Home Life                                             0                      1.4 million
       b.  PM Holdings, Inc.                                       26.4 million                      0
12.    Check if Aggregate Amount in Row (11) Excludes Certain                                                _____
       Shares
                                                                   Common Stock               Preferred Stock
13.    Percent of Class Represented by
       Amount in Row (11) Initially6
       a.  Phoenix Home Life                                            0%                          0%
       b.  PM Holdings, Inc.                                            60%                        45%
13.    Percent of Class Represented by
       Amount in Row (11) After Return of
       Capital7
       a.  Phoenix Home Life                                            0%                         45%
       b.  PM Holdings, Inc.                                            60%                         0%
14.    Type of Reporting Person
       a.  Phoenix Home Life - IC, HC
       b.  PM Holdings, Inc. - OO

--------
4 See Note 1.
5 See Note 3.
6 See Note 1.
7 See Note 3.


Item 1.  Security and Issue

       Common Stock
       Phoenix Duff & Phelps Corporation (formerly Duff & Phelps Corporation) 56 Prospect Street
       Hartford, CT  06103

Item 2.  Identity and Background

             Part I - Phoenix Home Life Mutual Insurance Company

(a) Place of Organization .............................................New York
(b) Principal Business..................Life and health insurance and annuities
(c) Address of Its Principal Business..........................One American Row
    Hartford, CT  06102-5056
     Address of its Principal Office...........................One American Row
     Hartford, CT  06102-5056
(d) Involvement in Certain Criminal Legal
    Proceedings............................................................None
(e) Involvement in Certain Civil
    Proceedings.............................................See Footnote Below8

                    Part II - PM Holdings, Inc.

(a) Place of Organization...........................................Connecticut
(b) Principal Business..........................................Holding Company
(c) Address of Its Principal Business..........................One American Row
    Hartford, CT  06102-5056
(d) Address of Its Principal Office............................One American Row
    Hartford, CT  06102-5056
(e) Involvement in Certain Criminal
    Legal Proceedings......................................................None
(f) Involvement in Certain Civil
    Proceedings............................................................None

                   Part III - Directors and Executive Officers
       See Exhibit B.

Item 3.  Source and Amount of Funds or Other Consideration

Immediately prior to the merger described hereinafter, PM Holdings, Inc. owned 100% of the capital stock of Phoenix Securities Group, Inc. ("PSG"), which stock had an estimated market value in the $200 million range. Also prior to such merger, PM Holdings, Inc. made a capital contribution to PSG of $30.7 million. In the merger transaction (the "Merger"), PM Holdings

--------
8 In the routine course of business, Phoenix Home Life and its insurance company subsidiaries undergo examinations by various state insurance departments.
  From time to time, some of those examinations result in fines. None of such fines has been material.

exchanged all of PSG's capital stock for 26.4 million shares of common stock and converted a $35 million debt of PSG to it into 1.4 million shares of Series A convertible exchangeable preferred stock of Duff & Phelps Corporation. In the Merger, PSG merged with and into Duff & Phelps Corporation, which was the survivor and whose name was changed to Phoenix Duff & Phelps Corporation. See Exhibit D under "The Merger Agreement".

PM Holdings, Inc. funded its $30.7 million capital contribution to PSG out of a combination of working capital and funds borrowed under an existing line of credit. The banks funding that existing line of credit and the principal terms of such line are identified in Exhibit C.

Item 4.  Purpose of Transaction

The securities of Phoenix Duff & Phelps Corporation were acquired as a result of the Merger of PSG, PM Holdings' wholly-owned subsidiary, with and into Duff & Phelps Corporation. The purpose of that Merger, from Phoenix Home Life's perspective, was to expand the capabilities, size and market of its securities management operations. See Exhibit D under "Proposal One: Approval of the Merger Agreement - Reasons for the Merger".

(a) Additional Securities of Issuer: In connection with the Merger, certain key executives of Duff & Phelps Corporation obtained options pursuant to their new employment contracts, as more fully described in Exhibit D under "Certain Related Transactions - Employment Contracts". Also in connection with the Merger, PM Holdings acquired 1.4 million shares of Series A convertible exchangeable preferred stock of Phoenix Duff & Phelps Corporation in exchange for forgiveness of a $35 million loan from PM Holdings to PSG (see Exhibit D under "The Merger Agreement - Debt Exchange") and existing shareholders of Duff & Phelps obtained one-tenth of a share of such preferred stock for each share of common stock they owned on the dividend record date (see Exhibit D under "The Merger Agreement Cash Dividend and Stock Dividend").

(b)  Extraordinary Transaction: See Item 3 and the introduction to this Item 4.

(c)  Transfer of Assets: None.

(d) Change in Board or Management: As a result of the size of its post-merger ownership position of Phoenix Duff & Phelps common stock, PM Holdings, Inc. will be able to control the election of the Phoenix Duff & Phelps Board of Directors. Immediately following the merger, however, the Phoenix Duff & Phelps directors who were designated by PM Holdings constituted only nine
     (9) of the seventeen (17) person Board of Phoenix Duff & Phelps.

     Management of Phoenix Duff & Phelps post-merger was expanded to include certain persons who were key officers of PSG before the Merger (see Exhibit D under "Operations and Management after the Merger").

(e) Capitalization; Dividend Policy: No immediate changes are contemplated in Phoenix Duff & Phelps Corporation's dividend policy. To effectuate the merger: (i) additional shares of common stock were authorized; (ii) the authorized preferred stock, no par value (none of which had theretofore been issued) was changed to shares having a $.01 par value per share, which shares are convertible and exchangeable, and additional shares were authorized; and (iii) 6% convertible debentures were authorized. Specifically, the capitalization of the issuer changed as follows:

                     Pre-Merger9                               Authorized                 Issued (approximate)
--------------------------------------------------------------------------------------------------------------
Common Stock ($.01 par value per share)                        30,000,000                      17,053,000
--------------------------------------------------------------------------------------------------------------
Preferred Stock (no par value)                                  1,000,000                         None
--------------------------------------------------------------------------------------------------------------

                     Post-Merger                               Authorized                 Issued (approximate)
--------------------------------------------------------------------------------------------------------------
Common Stock ($.01 par value per share)                        100,000,000                     43,453,000
--------------------------------------------------------------------------------------------------------------
Series A Convertible Exchangeable                              10,000,000                      3.1 million
Preferred ($.01 par value per share)
--------------------------------------------------------------------------------------------------------------
6% Convertible Subordinated Debentures                        Indeterminate                       None
--------------------------------------------------------------------------------------------------------------

 For more details, see Exhibit D under "Description of Capital Stock".

 (f) Material Changes in Business or Corporate Structure:  None.

(g) Changes in Charter or Bylaws: The Duff & Phelps charter was amended shortly before the merger in order to authorize changes in the company's capitalization and at the time of merger in order to change its name. See Exhibit D under "Proposal Two: Amendment to the Duff & Phelps Restated Certificate of Incorporation".

(h) Delisting:  None.

(i) Eligibility for Termination of Registration:  None.

Item 5.  Interest in Securities of the Issuer

(a) Ownership: See Items 11 and 13 on the Cover Pages of this Schedule 13(d) with respect to PM Holdings, Inc. and Phoenix Home Life. No director or executive officer of either entity currently owns any securities of the Issuer, although it can be anticipated that one or more officers or directors of such companies may acquire securities of Phoenix Duff & Phelps in the future.

(b) Voting Control: See Items 7 through 10 on the Cover Pages of this Schedule 13(d) with respect to PM Holdings, Inc. and Phoenix Home Life. With respect to their directors and executive officers, since none own shares of Phoenix Duff & Phelps, none have any kind of voting rights.

(c)  Transactions in Issuer's Securities: None.
--------
9 As of the Record Date.

d)   Right to Receive or Power to Direct Dividends:  Inapplicable.

(e)  Ceased to be Beneficial Owner:  Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

           Although there are no contracts between the persons listed in Item 2 or between such persons and any other person with respect to the securities of Phoenix Duff & Phelps Corporation, by virtue of: (a) the ownership by Phoenix Home Life of 100% of the capital stock of PM Holdings, Inc.; and (b) the virtual identity of their senior management, it can be anticipated that PM Holdings, Inc. will cast its proxies at Phoenix Duff & Phelps shareholder meetings in a fashion acceptable to Phoenix Home Life and will only transfer its securities of Phoenix Duff & Phelps upon terms and at times acceptable to Phoenix Home Life.

           In addition to the foregoing, there was an understanding reached by the time of merger that PM Holdings, Inc. would transfer all of its shares of Series A preferred stock to Phoenix Home Life as a return of capital, which transaction is reflected in this filing.

Item 7.  Material Filed as Exhibits

       Exhibit A - Agreement to File Joint Acquisition Statement

       Exhibit B - Directors and Executive Officers

       Exhibit C - Line of Credit

       Exhibit D - Form S-4 of Duff & Phelps Corporation filed September 25, 1995 (incorporated herein in its entirety by reference).



                                    Signature

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   November 1, 1995                     /s/ Carole A. Masters
-----------------------------------     ---------------------------------------
                                            Carole A. Masters, Counsel

                                                                       Exhibit A


                           AGREEMENT FOR JOINT FILING


       The undersigned agree that this Schedule 13D, and all subsequent filings on Schedule 13D with respect to Phoenix Duff & Phelps Corporation, are filed on behalf of each of them.




                                            PHOENIX HOME LIFE MUTUAL INSURANCE
                                            COMPANY

Dated:   November 1, 1995                   By:     /s/ Richard H. Booth
-----------------------------------               ----------------------------
                                            Its:  Executive Vice President
                                                  ----------------------------


                                            PM HOLDINGS, INC.


Dated:   November 1, 1995                   By:     /s/ David W. Searfoss
-----------------------------------               ----------------------------
                                            Its:       Vice President
                                                  ----------------------------


                                                                                                         Exhibit B to Schedule 13(d)
                                                                                                                         (Items 2-4)
                                                                                              Re:  Phoenix Duff & Phelps Corporation


                   PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
                                    DIRECTORS

                                                       Principal Occupation and        Criminal
     Name              Home Address                        Business Address           Convictions        Citizenship
----------------------------------------------------------------------------------------------------------------------------------
Sal H. Alfiero         1003 Admiral's Walk           Chairman and CEO                     None                   USA
                       200 Lakefront Boulevard       Mark IV Industries, Inc.
                       Buffalo, NY  14202            501 John James Audubon Parkway
                                                     Amherst, NY  14228
----------------------------------------------------------------------------------------------------------------------------------

J. Carter Bacot        48 Porter Place               Chairman and CEO                     None                   USA
                       Montclair, NJ  07042          The Bank of New York
                                                     48 Wall Street, 3rd Floor
                                                     New York, NY  10286
----------------------------------------------------------------------------------------------------------------------------------
Carol H. Baldi         221 North Street              President                            None                   USA
                       Litchfield, CT  06759         Carol H. Baldi, Inc.
                                                     420 Lexington Avenue
                                                     Suite 2745
                                                     New York, NY 10170
----------------------------------------------------------------------------------------------------------------------------------

Peter C. Browning      1400 West Carolina Avenue     Executive Vice President             None                   USA
                       Hartsville, SC  29550         Sonoco Products Company
                                                     One North Second Street
                                                     Hartsville, SC 29550-0160
----------------------------------------------------------------------------------------------------------------------------------

Richard N. Cooper      1657 31st Street, N.W., #302   Chairman                            None                   USA
                       Washington, DC  20007          National Intelligence Council
                                                      Room 7E62 OHB
                                                      Central Intelligence Agency
                                                      930 Dolly Madison Boulevard
                                                      McLean, VA 22102

----------------------------------------------------------------------------------------------------------------------------------

                                                           Principal Occupation and      Criminal
     Name              Home Address                             Business Address        Convictions        Citizenship
----------------------------------------------------------------------------------------------------------------------------------


Gordon J. Davis       241 Central Park West          Partner                              None               USA
                      New York, NY  10024            LeBoeuf, Lamb, Greene & MacRae
                                                     125 West 55th Street
                                                     New York, NY  10019
----------------------------------------------------------------------------------------------------------------------------------
Robert W. Fiondella   29 Summerberry Circle          Chairman, Chief Executive
                      Bristol, CT                    Officer and President                None               USA
                                                     Phoenix Home Life Mutual
                                                     Insurance Company
                                                     One American Row
                                                     Hartford, CT  06102-5056
----------------------------------------------------------------------------------------------------------------------------------
Jerry J. Jasinowski   3228 Rittenhouse Street, NW    President                            None               USA
                      Washington, DC  20015          National Association of
                                                      Manufacturers
                                                     1331 Pennsylvania Avenue, N.W.,
                                                     Suite 1500 North
                                                     Washington, DC  20004
----------------------------------------------------------------------------------------------------------------------------------
John W. Johnstone     467 Carter Street              Chairman, President and CEO          None               USA
                      New Canaan, CT  06840          Olin Corporation
                                                     120 Long Ridge Road
                                                     Stamford, CT  06904
----------------------------------------------------------------------------------------------------------------------------------
Marilyn E. LaMarche   930 Fifth Avenue, Apt. 10D     General Partner                      None               USA
                      New York, NY  10020            Lazard Freres & Co., LLC
                                                     30 Rockefeller Plaza
                                                     New York, NY  10020
----------------------------------------------------------------------------------------------------------------------------------
Edward P. Lyons       5 Londonderry Drive            Retired                              None               USA
                      Greenwich, CT  06830
----------------------------------------------------------------------------------------------------------------------------------
Philip R. McLoughlin  11 Country Club Road           Vice Chairman & Chief Executive
                      West Simsbury, CT               Officer 1                           None               USA
                                                     Phoenix Duff & Phelps Corporation
                                                     56 Prospect Street
                                                     Hartford, CT  06103
----------------------------------------------------------------------------------------------------------------------------------

--------

1 Mr. McLoughlin is also an executive officer of Phoenix Home Life, but spends approximately 75% of his time on Phoenix
  Duff & Phelps Corporation matters.

                                                           Principal Occupation and      Criminal
     Name              Home Address                             Business Address        Convictions        Citizenship
----------------------------------------------------------------------------------------------------------------------------------

Charles J. Paydos        140 Balbrae Drive            Executive Vice President           None               USA
                         Bloomfield, CT  06002        Phoenix Home Life Mutual
                                                      Insurance Company
                                                      100 Bright Meadow Boulevard
                                                      Enfield, CT 06083-1900
----------------------------------------------------------------------------------------------------------------------------------
Herbert Roth, Jr.       134 Lake Street               Retired                            None               USA
                        Sherborn, MA  01770
----------------------------------------------------------------------------------------------------------------------------------
Robert F. Vizza, Ph.D.  3 Maria Lane                  President and CEO                  None               USA
                        Old Brookville, NY  11545     St. Francis Hospital
                                                      Port Washington Boulevard
                                                      Roslyn, NY  11576
----------------------------------------------------------------------------------------------------------------------------------
Wilson Wilde            5 Dodge Drive                 Chairman, Executive Committee      None               USA
                        West Hartford, CT  06107      Hartford Steam Boiler
                                                      Inspection and Insurance Company
                                                      One State Street, 20th Floor
                                                      Hartford, CT 06102
----------------------------------------------------------------------------------------------------------------------------------
Robert G. Wilson        Key Colony III, Apt. 1127     Retired                            None               USA
                        151 Crandon Boulevard
                        Key Biscayne, FL  33131
----------------------------------------------------------------------------------------------------------------------------------


                                                                                                         Exhibit B to Schedule 13(d)
                                                                                                                         (Items 2-4)
                                                                                              Re:  Phoenix Duff & Phelps Corporation

                                PM HOLDINGS, INC.
                                    DIRECTORS


                                                           Principal Occupation and      Criminal
     Name              Home Address                             Business Address        Convictions        Citizenship
----------------------------------------------------------------------------------------------------------------------------------
Richard H. Booth        60 High Ridge Road          Executive Vice President,            None                USA
                        Simsbury, CT                Strategic Development
                                                    Phoenix Home Life Mutual
                                                    Insurance Company
                                                    One American Row
----------------------------------------------------------------------------------------------------------------------------------
                                                    Hartford, CT  06102-5056             None                USA
Carl T. Chadburn        252 Knollwood Road          Senior Vice President,
                        Manchester,CT               Human Resources
                                                    Phoenix Home Life Mutual
                                                    Insurance Company
                                                    One American Row
                                                    Hartford, CT  06102-5056
----------------------------------------------------------------------------------------------------------------------------------
Robert W. Fiondella     29 Summerberry Circle       Chairman, President & CEO            None                USA
                        Bristol, CT  06010          Phoenix Home Life Mutual
                                                    Insurance Company
                                                    One American Row
                                                    Hartford, CT  06102-5056
----------------------------------------------------------------------------------------------------------------------------------
Joan E. Herman          25 Mary Catherine Circle    Senior Vice President                None                USA
                        Windsor, CT                 Phoenix Home Life Mutual
                                                    Insurance Company
                                                    One American Row
                                                    Hartford, CT  06102-5056
----------------------------------------------------------------------------------------------------------------------------------
Philip R. McLoughlin    11 Country Club Road        Executive Vice President,            None                USA
                        West Simsbury, CT           Investments
                                                    Phoenix Home Life Mutual
                                                    Insurance Company
                                                    One American Row
                                                    Hartford, CT  06102-5056
----------------------------------------------------------------------------------------------------------------------------------
Charles J. Paydos       140 Balbrae Drive           Executive Vice President             None                USA
                        Bloomfield, CT              Phoenix Home Life Mutual
                                                    Insurance Company
                                                    100 Bright Meadow Boulevard
                                                    Enfield, CT 06083-1900
----------------------------------------------------------------------------------------------------------------------------------

                                                      Principal Occupation and      Criminal
     Name                    Home Address                  Business Address        Convictions        Citizenship
----------------------------------------------------------------------------------------------------------------------------------
Frederick W. Sawyer, III     8 Sachem Drive           Senior Vice President            None                USA
                             Glastonbury, CT          Phoenix Home Life Mutual
                                                      Insurance Company
                                                      One American Row
                                                      Hartford, CT  06102-5056
----------------------------------------------------------------------------------------------------------------------------------
David W. Searfoss            3 Stratford Road         Executive Vice President         None                USA
                             Farmington, CT           and Chief Financial Officer
                             Farmington, CT           Phoenix Home Life Mutual
                                                      Insurance Company
                                                      One American Row
                                                      Hartford, CT  06102-5056
----------------------------------------------------------------------------------------------------------------------------------
Richard C. Shaw              18 South Mill Drive      Senior Vice President,           None                USA
                                                      International & Corporate
                                                      Development
                                                      South Glastonbury, CT
                                                      Phoenix Home Life Mutual
                                                      Insurance Company
                                                      One American Row
                                                      Hartford, CT  06102-5056
----------------------------------------------------------------------------------------------------------------------------------
Dona D. Young                89 Woodford Hill Drive   Executive Vice President,        None                USA
                             Avon, CT                 Individual Insurance
                                                      and General
                                                      Counsel
                                                      Phoenix Home Life Mutual
                                                      Insurance Company
                                                      One American Row
                                                      Hartford, CT 06102-5056
----------------------------------------------------------------------------------------------------------------------------------



                                                                                                         Exhibit B to Schedule 13(d)
                                                                                                                         (Items 2-4)
                                                                                              Re:  Phoenix Duff & Phelps Corporation


                                             PHOENIX HOME LIFE MUTUAL INSURANCE COMPANY
                                                         EXECUTIVE OFFICERS

                                                      Principal Occupation and       Criminal
     Name              Home Address                        Business Address         Convictions        Citizenship
----------------------------------------------------------------------------------------------------------------------------------
Robert W. Fiondella    29 Summerberry Circle         Chairman, President & CEO          None                USA
                       Bristol, CT  06010            Phoenix Home Life Mutual
                                                     Insurance Company
                                                     One American Row
                                                     Hartford, CT  06102-5056
----------------------------------------------------------------------------------------------------------------------------------
Richard H. Booth       60 High Ridge Road            Executive Vice President,          None                USA
                       Simsbury, CT                  Strategic Development
                                                     Phoenix Home Life Mutual
                                                     Insurance Company
                                                     One American Row
                                                     Hartford, CT  06102-5056
----------------------------------------------------------------------------------------------------------------------------------
Philip R. McLoughlin   11 Country Club Road          Executive Vice President,
                       West Simsbury, CT             Investments1                       None                USA
                                                     Phoenix Home Life Mutual
                                                     Insurance Company
                                                     One American Row
                                                     Hartford, CT  06102-5056
----------------------------------------------------------------------------------------------------------------------------------
Charles J. Paydos      140 Balbrae Drive             Executive Vice President           None                USA
                       Bloomfield, CT                Phoenix Home Life Mutual
                                                     Insurance Company
                                                     100 Bright Meadow Boulevard
                                                     Enfield, CT 06083-1900
----------------------------------------------------------------------------------------------------------------------------------
--------

1 This is a secondary position. He is employed by Phoenix Duff & Phelps Corporation, to which he devotes approximately 75% of his time, with his  remaining work hours being applied to his role as an officer and Director of Phoenix Home Life and certain of its subsidiaries.



                                                      Principal Occupation and      Criminal
     Name              Home Address                         Business Address        Convictions        Citizenship
----------------------------------------------------------------------------------------------------------------------------------

David W. Searfoss      3 Stratford Road                 Executive Vice President         NONE               USA
                       Farmington, CT                   and Chief Financial Officer
                                                        Phoenix Home Life Mutual
                                                        Insurance Company
                                                        One American Row
                                                        Hartford, CT  06102-5056
----------------------------------------------------------------------------------------------------------------------------------

Dona D. Young          89 Woodford Hill Drive           Executive Vice President,        NONE               USA
                       Avon, CT                         Individual Insurance and
                                                        General Counsel
                                                        Phoenix Home Life Mutual
                                                        Insurance Company
                                                        One American Row
                                                        Hartford, CT  06102-5056
----------------------------------------------------------------------------------------------------------------------------------

Kelly J. Carlson       43 Woodchuck Hill                Senior Vice President,            NONE              USA
                       West Simsbury, CT                Career Organization
                                                        Phoenix Home Life Mutual
                                                        Insurance Company
                                                        One American Row
                                                        Hartford, CT  06102-5056
----------------------------------------------------------------------------------------------------------------------------------

Carl T. Chadburn       252 Knollwood Road               Senior Vice President,            NONE              USA
                       Manchester, CT                   Human Resources
                                                        Phoenix Home Life Mutual
                                                        Insurance Company
                                                        100 Bright Meadow Boulevard
                                                        Enfield, CT 06083-1900

----------------------------------------------------------------------------------------------------------------------------------
Robert G. Chipkin      230 Fair Hill Lane               Senior Vice President and         NONE               USA
                       Suffield, CT                     Corporate Actuary
                                                        Phoenix Home Life Mutual
                                                        Insurance Company
                                                        One American Row
                                                        Hartford, CT  06102-5056
----------------------------------------------------------------------------------------------------------------------------------
Randall C. Giangiulio  63 Hildurcrest Drive             Senior Vice President,            NONE               USA
                       Simsbury, CT                     Group Sales
                                                        Phoenix Home Life Mutual
                                                        Insurance Company
                                                        100 Bright Meadow Boulevard
                                                        Enfield, CT 06083-1900
----------------------------------------------------------------------------------------------------------------------------------

Joan E. Herman        25 Mary Catherine Circle          Senior Vice President             NONE               USA
                      Windsor, CT                       Phoenix Home Life Mutual
                                                        Insurance Company
                                                        One American Row
                                                        Hartford, CT  06102-5056
----------------------------------------------------------------------------------------------------------------------------------




                                                           Principal Occupation and      Criminal
     Name                     Home Address                      Business Address        Convictions        Citizenship
----------------------------------------------------------------------------------------------------------------------------------
Edward P. Hourihan, Sr.       100 Windham Road           Senior Vice President,         NONE               USA
                              Willimantic, CT            Information Systems
                                                         Phoenix Home Life Mutual
                                                         Insurance Company
                                                         One American Row
                                                         Hartford, CT  06102-5056
----------------------------------------------------------------------------------------------------------------------------------
Joseph E. Kelleher            38 Wyngate                 Senior Vice President          NONE               USA
                              Simsbury, CT               Phoenix Home Life Mutual
                                                         Insurance Company
                                                         100 Bright Meadow
                                                         Boulevard
                                                         Enfield, CT 06083-1900
----------------------------------------------------------------------------------------------------------------------------------
Gary J. Laughinghouse         15 Williamsburg Lane       Senior Vice President          NONE               USA
                              Longmeadow, MA             Phoenix Home Life Mutual
                                                         Insurance Company
                                                         100 Bright Meadow
                                                         Boulevard
                                                         Enfield, CT 06083-1900
----------------------------------------------------------------------------------------------------------------------------------
Robert G. Lautensack, Jr.     21 Stillwood Chase         Senior Vice President          NONE               USA
                              Simsbury, CT               Phoenix Home Life Mutual
                                                         Insurance Company
                                                         One American Row
                                                         Hartford, CT  06102-5056
----------------------------------------------------------------------------------------------------------------------------------
Scott C. Noble                15 Apple Hill Road         Senior Vice President,
                              Wilbraham, MA              Real Estate                    NONE               USA
                              Wilbraham, MA              Phoenix Home Life Mutual
                                                         Insurance Company
                                                         One American Row
                                                         Hartford, CT  06102-5056
----------------------------------------------------------------------------------------------------------------------------------
Frederick W. Sawyer, III      8 Sachem Drive             Senior Vice President          NONE               USA
                              Glastonbury, CT            Phoenix Home Life Mutual
                                                         Insurance Company
                                                         One American Row
                                                         Hartford, CT  06102-5056
----------------------------------------------------------------------------------------------------------------------------------
Richard C. Shaw               18 South Mill Drive        Senior Vice President,         NONE               USA
                              South Glastonbury, CT      International & Corporate
                                                         Development     None
                                                         Phoenix Home Life Mutual
                                                         Insurance Company
                                                         One American Row
                                                         Hartford, CT  06102-5056

----------------------------------------------------------------------------------------------------------------------------------
Yeh-Cheng Tan                 169 Weir Street            Senior Vice President,         NONE                USA
(aka Simon Tan)               Glastonbury, CT            Individual Market Development
                                                         Phoenix Home Life Mutual
                                                         Insurance Company
                                                         One American Row
                                                         Hartford, CT 06102-5056
----------------------------------------------------------------------------------------------------------------------------------

                                                                                                         Exhibit B to Schedule 13(d)
                                                                                                                         (Items 2-4)
                                                                                              Re:  Phoenix Duff & Phelps Corporation


                                PM HOLDINGS, INC.
                                                  Principal Occupation and       Criminal
     Name              Home Address                    Business Address         Convictions        Citizenship
----------------------------------------------------------------------------------------------------------------------------------

Robert W. Fiondella   29 Summerberry Circle       President                           None                USA
                      Bristol, CT  06010          PM Holdings, Inc.
                                                  One American Row
                                                  Hartford, CT  06102-5056
----------------------------------------------------------------------------------------------------------------------
Carl T. Chadburn      252 Knollwood Road          Vice President                      None                USA
                      Manchester, CT              PM Holdings, Inc.
                                                  100 Bright Meadow Boulevard
                                                  Enfield, CT 06083-1900
----------------------------------------------------------------------------------------------------------------------
Joan E. Herman        25 Mary Catherine Circle    Vice President                      None                USA
                      Windsor, CT                 PM Holdings, Inc.
                                                  One American Row
                                                  Hartford, CT  06102-5056
----------------------------------------------------------------------------------------------------------------------
Philip R. McLoughlin  11 Country Club Road        Vice President                      None                USA
                      West Simsbury, CT           PM Holdings, Inc.
                                                  One American Row
                                                  Hartford, CT  06102-5056
----------------------------------------------------------------------------------------------------------------------
Charles J. Paydos     140 Balbrae Drive           Vice President                      None                USA
                      Bloomfield, CT              PM Holdings, Inc.
                                                  100 Bright Meadow Boulevard
                                                  Enfield, CT  06083-1900
-----------------------------------------------------------------------------------------------------------------------

                                                    Principal Occupation and       Criminal
     Name              Home Address                     Business Address          Convictions        Citizenship
----------------------------------------------------------------------------------------------------------------------------------
rederick W. Sawyer, III   Sachem Drive              Vice President                     NONE                USA
                         Glastonbury, CT            PM Holdings, Inc.
                                                    One American Row
                                                    Hartford, CT  06102-5056
----------------------------------------------------------------------------------------------------------------------------------
David W. Searfoss        3 Stratford Road           Vice President and Treasurer       NONE                USA
                         Farmington, CT             PM Holdings, Inc.
                                                    One American Row
                                                    Hartford, CT  06102-5056
----------------------------------------------------------------------------------------------------------------------------------
Richard C. Shaw          18 South Mill Drive        Vice President                     NONE                USA
                         South Glastonbury, CT      PM Holdings, Inc.
                                                    One American Row
                                                    Hartford, CT  06102-5056
----------------------------------------------------------------------------------------------------------------------------------
Dona D. Young            89 Woodford Hill Drive     Vice President                     NONE                USA
                         Avon, CT                   PM Holdings, Inc.
                                                    One American Row
                                                    Hartford, CT  06102-5056
----------------------------------------------------------------------------------------------------------------------------------

                                                               Exhibit C


                                 LINE OF CREDIT


A.     Participating Banks

           Bank of Montreal, acting as agent
           The Bank of New York
           Chemical Bank
           Fleet Bank, N.A.
           Nations Bank
           Shawmut Bank
           State Street Bank

B.     Terms

           Loan Type:                             Revolving Credit
           Date of Draw Down:                     October 31, 1995
           Available Credit:                      $125 million
           Amount of 10/31/95 Draw Down:          $15 million
           Maximum Term under Credit Line:        2 3/4 years
           Initial Term for 10/31/95 Draw Down:   to November 16, 1995
           Interest Option:                       LIBOR plus 35 basis points
           Interest Period:                       to November 16, 1995
           Interest Payable:                      At end of interest period
           Security:                              Phoenix Home Life Guarantee
           Prepayments:                           Allowed in minimum amounts
                                                  of $10 million